SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces 2005 Fourth Quarter and Full Year Results dated February 22, 2006.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces 2005 Fourth Quarter and Full Year Results

Wednesday February 22, 6:54 am ET

Record Revenues of US$20 Million for the 4th Quarter of 2005

2005 Revenues Increased 13.5% Reaching US$68.6 Million

YAHUD, Israel, February 22 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three and twelve month periods ended December 31, 2005.

Revenues for the fourth quarter of 2005 reached US$20.0 million, an increase of
18.8 percent from US$16.9 million reported for the fourth quarter of 2004 and a sequential increase of 13.1 percent over US$17.7 million achieved for the third quarter of 2005.

Gross profit for the fourth quarter of 2005 reached US$8.1 million, compared with US$7.6 million for the fourth quarter of 2004 and US$7.5 million for the third quarter of 2005.

Operating income for the fourth quarter of 2005 reached US$1.1 million compared with $889,000 for the fourth quarter of 2004 and US$1.0 million for the third quarter of 2005.

Net income for the fourth quarter of 2005 reached US$748,000, compared with net income of US$442,000 for the fourth quarter of 2004 and net income of US$602,000 in the third quarter of 2005.

Diluted earnings per share for the fourth quarter were US$0.07, compared with diluted earnings per share of US$0.05 in the same period last year.

Total revenues for the year ended December 31, 2005 reached US$68.6 million, an increase of 13.5 percent compared with US$60.5 million reported for the year ended December 31, 2004.

Operating and net income for 2005, reached US$3.9 million and US$2.1 million, respectively, compared with US$3.1 million and US$1.1 million achieved for 2004, respectively. This represents an increase of 28.4 percent and 101.9 percent, respectively, over 2004.

Diluted earnings per share for the year ended December 31, 2005 was US$0.21, compared with US$0.12 in year ended December 31, 2004.

The reclassification of certain revenues and expenses in the fourth quarter of 2004 and for the year ended December 31, 2004, relates to the discontinuance at the end of 2005 of a departmental activity dealing with indoor sensors. This small department incurred a loss of approximately US$150,000 in each of the years 2004 and 2005. Management believes that the closing of this department will have a negligible impact on the operation and financial results of the Company in the future.

In 2004, the Company recorded an expense of US$1.2 million relating to an award granted in the second quarter of 2004 by the Company's two principal shareholders out of their personal funds to all of the Company's employees. According to generally accepted accounting principles in the United States (US
GAAP), this grant was recorded as an expense in the second quarter, although it did not affect the Company's shareholders' equity nor its statement of cash-flows.

The significant increase in trade receivables and unbilled accounts receivables as of December 31, 2005, compared to December 31, 2004, was mainly a result of the revenues increase in 2005 attributable to the seam line project and due to the fast progress in our turnkey projects abroad. A large portion of the seam line project was recorded in the second half of 2005 and we expect to receive payments from the Israeli Ministry of Defence (MOD) in the beginning of 2006.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said: "As we had expected, our results in 2005 surpassed those of 2004. The last quarter of the year was, as usual, the best of the year and the significant growth in the quarter over the previous quarter and the fourth quarter of last year indicates that our revenues in the coming year should continue the year-over-year growth trend."

Mr. Even-Ezra continued: "The work we are doing on the seam-line project, is proceeding according to schedule. The Israeli Ministry of Defence recently published a tender for the continuation of this project in 2006, whereby the scope exceeds that of 2005."

Mr. Even-Ezra concluded: "We believe that 2006 will mark a breakthrough in the sales of our PipeGuard and DreamBox products. Based on our current backlog and other internal forecasts, we are optimistic about the future."

Results Conference Call Details:

The Company will be hosting its quarterly conference call at 11:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Ms. Raya Asher, V.P. Finance & CFO, will review and discuss the fourth quarter and full year 2005 results. They will then be available to answer questions.


To participate, you may either listen to the live web-cast from Magal's website at www.magal-ssl.com or you may call one of the teleconferencing numbers that follows:

    US Dial-in Number: 1-866-860-9642
    CANADA Dial-in Number: 1-866-485-2399
    ISRAEL Dial-in Number: 03-918-0610
    INTERNATIONAL Dial-in Number: +972-3-918-0610

    At:

    11:00am Eastern Time
    8:00am Pacific Time
    6:00pm Israel Time

Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

For those unable to participate in the conference call, there will be a replay available from a day after the call on the company's website at www.magal-ssl.com.


About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company                                 Investor Relations
    Magal Security Systems, Ltd             GK Investor Relations
    Raya Asher, CFO                         Ehud Helft/Kenny Green
    Tel: +972-3-5391444                     Tel: +1-866-704-6710
    Fax: +972-3-5366245                     E-mail: Ehud@gkir.com
    E-mail: magalssl@trendline.co.il        Kenny@gkir.com

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)

                           Year Ended Dec. 31,   Quarter Ended Dec. 31,

                         2005  (*)2004    %       2005     (*)2004     %
                                        change                       change

    Revenues            68,623  60,468   13.5     20,038     16,860    18.8

    Cost of revenues    39,384  33,226   18.5     11,981      9,221    29.9

    Gross profit        29,239  27,242    7.3      8,057      7,639     5.5
    Operating
    expenses:
    Research and         5,265   4,683   12.4      1,496      1,197    25.0
    development, net
    Selling and         14,172  12,519   13.2      3,789      3,915   (3.2)
    marketing
    General and          5,862   5,771    1.6      1,644      1,638     0.4
    administrative
    Award granted by         -   1,200  (100)          -          -       -
    principal
    shareholders
    Total operating     25,299  24,173    4.7      6,929      6,750     2.7
    expenses

    Operating income     3,940   3,069   28.4      1,128        889    26.9
    Financial income     (374)   (762) (50.9)        111      (188) (159.1)
    (expense), net

    Income from          3,566   2,307   54.6      1,239        701    76.7
    continuing
    operations
    before income
    taxes
    Taxes on income      1,284   1,133   13.3        412        232    77.6

    Income from          2,282   1,174   94.4        827        469    76.3
    continuing
    operations
    Loss on                156     121   28.9         79         27   192.6
    discontinued
    operations, net
    Net income           2,126   1,053  101.9        748        442    69.2

    Basic net             0.22    0.12              0.07       0.05
    earnings per
    share

    Weighted average number of shares
    outstanding used in computing
    basic net            9,877   8,581            10,372      8,636
    earnings per
    share

    Diluted net           0.21    0.12              0.07       0.05
    earnings per
    share

    Weighted average number of shares
    outstanding used in computing
    diluted net          9,955   8,636            10,389      8,659
    earnings per
    share

    (*)Reclassified

                                        FINANCIAL RATIOS

                      Year Ended December 31,      Quarter Ended December 31,

                       2005         2004            2005             2004

    Gross margin       42.6         45.1            40.2             45.3
    Research and        7.7          7.7             7.5              7.1
    development,
    net as a % of
    revenues
    Selling and        20.7         20.7            18.9             23.2
    Marketing as a
    % of revenues
    General and         8.5          9.5             8.2              9.7
    administrative
    as a % of
    revenues
    Operating           5.7          5.1             5.6              5.3
    margin
    Net income          3.1          1.7             3.7              2.6
    margin (after
    discontinued
    operation)
    Total bank debt    0.38          0.48            0.38             0.48
    to total
    capitalization
    Current ratio      2.12          1.77            2.12             1.77

                           MAGAL SECURITY SYSTEMS LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                   (All numbers expressed in thousands of US$)


                                                      December 31,  December 31,
                                                          2005          2004
    CURRENT ASSETS:
    Cash and cash equivalents                           $10,099      $11,964
    Short term bank deposits                             17,053            -
    Trade receivables                                    24,912    *) 15,102
    Unbilled accounts receivable                         11,252     *) 5,595
    Other accounts receivable                             2,221        3,858
    Deferred income taxes                                   910          488
    Inventories                                          10,888       12,702
    Total current assets                                 77,335       49,709

    Long term investments and trade receivables:
    Long-term trade receivables                             290          344
    Long-term bank deposits and structure notes           1,800        5,994
    Severance pay fund                                    2,126        2,142
    Total long term investments and trade                 4,216        8,480
    receivables

    PROPERTY AND EQUIPMENT, NET                          15,587       14,659

    OTHER ASSETS, NET                                     5,365        5,128

    Total assets                                       $102,503      $77,976

    CURRENT LIABILITIES:
    Short-term bank credit                               18,068      $15,618
    Current maturities of long-term bank loans            3,647        1,849
    Trade payables                                        6,360        3,189
    Other accounts payable and accrued expenses           8,486        7,450
    Total current liabilities                            36,561       28,106

    LONG-TERM LIABILITIES:
    Long-term bank loans                                  1,653        3,500
    Accrued severance pay                                 2,131        2,172
    Long-term liability in respect of forward                50          650
    contracts
    Total long terms liabilities                          3,834        6,322

    SHAREHOLDERS' EQUITY                                 62,108       43,548

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $102,503      $77,976


    *) Reclassified

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  February 22, 2006